UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                        (Amendment No. 6)*

                                  ACCEL International Corporation
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                                         (Name of Issuer)

                              Common Stock, par value $0.10 per share
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                                  (Title of Class of Securities)

                                            004299 10 3
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                                          (CUSIP Number)

                                      William H. Cuddy, Esq.
                                        Day, Berry & Howard
                           CityPlace I, Hartford, Connecticut 06103-3499
                                           (860) 275-0100
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                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                             September 5, 1996 and September 20, 1996
             ------------------------------------------------------------------
                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement /   /.  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person*s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

Continued on the following pages.


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Ranger, Inc.
        52-1488240

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)/   /
                                                            (b)/ x /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        Not Applicable

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)/    /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                       7      SOLE VOTING POWER
                              692,037 shares
NUMBER OF
 SHARES                8      SHARED VOTING POWER
BENEFICIALLY                  -0- shares
 OWNED BY
  EACH                 9      SOLE DISPOSITIVE POWER
REPORTING                     692,037 shares
 PERSON
  WITH                10      SHARED DISPOSITIVE POWER
                              -0- shares

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        692,037 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  /   /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.1%

14      TYPE OF REPORTING PERSON*
        CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  AMENDMENT NO. 6 TO STATEMENT ON SCHEDULE 13D

The reporting person hereby amends in part its Statement on Schedule 13D dated February 15, 1991 (the "Schedule 13D") as amended by Amendment No. 1 thereto, dated December 1, 1992, and Amendment No. 2 thereto, dated February 26, 1993, and Amendment No. 3 thereto dated December 29, 1993 and Amendment No. 4 thereto, dated February 3, 1995, and Amendment No. 5 thereto, dated April 17, December 15, and December 28, 1995, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only the portions of the information previously reported that have changed since the prior filing.

Item 3.  Source and Amount of Funds or Other Consideration.

        The terms of a rights offering by ACCEL ("Rights Offering") granted holders of Common Stock rights to purchase 1.5 shares of Common Stock for each share of Common Stock held at a price of $2.25 per share. (ACCEL has filed a Registration Statement on Form S-2 with the Commission with respect to the Rights Offering.) In August, 1996, the reporting person tendered $1,137,500 principal amount of ACCEL*s 10.125% Redeemable Subordinated Promissory Notes ("Notes") and its wholly-owned subsidiary Chase Insurance Holding Corporation ("CIHC") tendered $4,481,546 in Notes for cancellation and $147,600 from its cash balances in consideration for the acquisition of a total of 2,600,180 shares of Common Stock under the Rights Offering.

        The Notes and cash were provided in conjunction with the exercise of 1,733,454 rights held by the reporting person, CIHC and Rhoda L. Chase. The rights exercised were held as follows: 812,842 by the reporting person, 538,612 by CIHC and 382,000 by Rhoda L. Chase. The 812,842 shares of Common Stock creating the rights exercised by the reporting person had been loaned to it by CIHC under a temporary stock loan agreement. Of the 382,000 shares of Common Stock creating the rights exercised by Rhoda L. Chase, 335,000 shares were and remain subject to a temporary stock loan agreement with Insurance Holdings Limited Partnership ("Insurance Holdings") which Rhoda L. Chase instructed to exercise these rights for her. Simultaneously with the exercise of rights by the holders and the corresponding transfer of Notes and cash, Rhoda L. Chase transferred $1,289,250 in cash to CIHC in exchange for an equal amount in Notes tendered to ACCEL. This cash payment reimbursed CIHC for the purchase price of the new shares acquired by Rhoda L. Chase.

        As a result of this transaction, a total of 2,600,180 shares of Common Stock were acquired on September 5, 1996: 573,000 by Rhoda L. Chase and 2,027,180 by CIHC (the new shares were not subject to the temporary stock loan agreements between Rhoda L. Chase and Insurance Holdings and between the reporting person and CIHC).
As a result, the shares of Common Stock owned by the parties to this transaction were as follows:

|                                   |  No. of Shares of        |                           |                  |
|                                   |        Newly             |No. of Shares of Common    |                  |
|                                   |Subscribed Common Stock   |         Stock             |                  |
|Owner                              |                          |    Previously Held        |   Total          |
|Reporting Person                   |           0              |      812,842              |   812,842*       |
|CIHC                               |     2,027,180            |      538,612              | 2,565,792        |
|Rhoda L. Chase                     |       573,000            |       47,000              |   620,000        |
|Insurance Holdings                 |           0              |      335,000              |   335,000**      |

* CIHC maintained an ownership interest in these shares under the temporary stock loan agreement with the reporting person.

** Rhoda L. Chase maintained and continues to maintain an ownership interest in these shares under the temporary stock loan agreement with Insurance Holdings.

        On September 20, 1996 CIHC dividended the total 3,378,634 shares of Common Stock in which it had an interest to the reporting person.
Consequently, the temporary stock loan agreement between the reporting person and CIHC was canceled. On the same day, the reporting person transferred a total of 2,686,597 shares of Common Stock to Rhoda L. Chase, Arnold L. Chase and The Darland Trust under an agreement in order to satisfy loans granted to it by these entities. The exchange of Common Stock for loan repayment was made at $2.25 per share. The number of shares of Common Stock transferred to each entity and the amount of loan satisfied was as follows:

|                               |                            |   No. of Shares           |
|                               |     Amount of              |    of Common              |
|     Entity                    | Loan Satisfied             |Stock Transferred          |
|Rhoda L. Chase                 | $1,494,562.50              |     664,250               |
|Arnold L. Chase                | $2,281,369.50              |   1,013,942               |
|The Darland Trust              | $2,268,911.25              |   1,008,405               |

Item 4.  Purpose of Transaction.

        The reporting person is holding the 692,037 shares of Common Stock it owns of record for purposes of investment. Based on the reporting person*s ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to it, offers for its shares of Common Stock, general economic conditions and other future developments, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

Item 5.  Interest in Securities of the Issuer.

               (a)     (i)    As of the date hereof, the reporting person may
               be deemed to own beneficially 692,037 shares of Common Stock, or 8.1% of the 8,532,720 shares of Common Stock outstanding as of September 5, 1996.

                       (ii) In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any of the (1) 5,350 shares of Common Stock or less than 0.1% of the shares of Common Stock outstanding as of September 5, 1996 owned by Sandra M. Chase, the spouse of Arnold L. Chase, or (2) 1,284,250 shares of Common Stock, or 15.1% of the shares of Common Stock outstanding as of September 5, 1996 owned by Rhoda L. Chase, the spouse of David T. Chase, (3) 1,013,942 shares of Common Stock or 11.9% of the shares of Common Stock outstanding as of September5, 1996 owned by Arnold L. Chase, son of David T. Chase and Rhoda
               L. Chase, (4)1,008,405 shares of Common Stock or 11.8% of the Shares of Common Stock outstanding as of September 5, 1996 owned by The Darland Trust for which Rothschild Trust Cayman Limited serves as trustee and in which Cheryl Chase Freedman, daughter of David T. Chase and Rhoda L. Chase, is a beneficiary, or (5) 335,000 shares of Common Stock or 3.9% of the shares of Common Stock outstanding as of September 5, 1996 owned by Insurance Holdings, a limited partnership in which Chase Insurance Corporation is the general partner and Rhoda L. Chase, Sandra M. Chase and CCF Family Trust are limited partners.

               (c) No transactions involving the reporting person have occurred during the past sixty days except as described in Item 3 above.

                                      SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 1996                       American Ranger, Inc.



                                               By: /s/ Cheryl Chase Freedman
                                               Name: Cheryl Chase Freedman
                                               Title: Executive Vice President